  Exhibit (a)(1)(F)

Form of Communication to Eligible Employee Confirming Receipt of Election Form

Date:
To:
From:    Smart Balance, Inc.
Re:    Confirmation of election

This message confirms that we have received your election to participate in the Exchange Offer. If all of the eligibility requirements are met, we expect to accept your surrendered eligible options for exchange, subject to the terms and conditions set forth in the Exchange Offer, promptly following the expiration of the Exchange Offer which we expect will be at 5:30 p.m., Eastern Time, on March 23, 2011 (or such later date as may apply if the Exchange Offer is extended).

Unless you withdraw your tendered eligible options by properly completing and returning a withdrawal form to Patti Rooney, Manager, Corporate Support & Human Resources, before 5:30 p.m., Eastern Time, on the date the Exchange Offer expires, which we expect to be March 23, 2011, we will exchange all of your eligible options for replacement options. If you do not withdraw your tendered eligible options and we accept your eligible options for exchange, promptly following the expiration of this Exchange Offer we will provide you with a confirmation letter confirming that your eligible options have been accepted for exchange, as well as an award agreement(s) with respect to your replacement options.

You may change any previous election at any time, or revoke a previous election entirely by signing, completing and returning the complete withdrawal form (including Schedule A) to Patti Rooney. You may change your election as many times as you like, but your last election entered as of 5:30 p.m., Eastern Time, on the date the Exchange Offer expires will serve as your final election and control the extent of your participation in the Exchange Offer.

If you have questions about the Exchange Offer or how to participate, please contact Patti Rooney at 201-421-3933 or by email at prooney@smartbalance.com.